SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                            Penn Virginia Corporation
                                (Name of Issuer)

                     Common Stock, par value $6.25 per share
                         (Title of Class of Securities)

                                    707882106
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              (Continued on the following page(s))
                                       Page 1 of 5   Pages

CUSIP NO.  707882106

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

          First Union Corporation of New Jersey                      56-1948896


(2)       Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [ ]


(3)       SEC Use Only


(4)       Citizenship or Place of Organization

          New Jersey

Number of Shares                            (5)Sole Voting Power                         32,270
                                               -----------------                        -------
Beneficially                                (6)Shared Voting Power                       69,494
                                               -------------------                      -------
Owned by Each                               (7)Sole Dispositive Power                         0
                                               ----------------------                   --------
Reporting Person With:                      (8)Shared Dispositive Power                 177,166
                                               ------------------------                 -------


(9)       Aggregate Amount Beneficially Owned by Each Reporting Person

          177,166

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
          [ ]
          Not applicable

(11)      Percent of Class Represented by Amount in Row 9

          4.15 %

(12)      Type of Reporting Person (See Instructions)

          First Union Corporation of New Jersey (HC)

CUSIP NO.  707882106

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

          First Fidelity Incorporated                                22-1894945


(2)       Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)   [ ]
          (b)   [ ]


(3)       SEC Use Only


(4)       Citizenship or Place of Organization

          New Jersey

Number of Shares                            (5)Sole Voting Power                        32,270
                                               -----------------                       -------
Beneficially                                (6)Shared Voting Power                       69,494
                                               -------------------                      -------
Owned by Each                               (7)Sole Dispositive Power                         0
                                               ----------------------                  --------
Reporting Person With:                      (8)Shared Dispositive Power                 177,166
                                               ------------------------                 -------


(9)       Aggregate Amount Beneficially Owned by Each Reporting Person

          177,166

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
          [ ]
          Not applicable

(11)      Percent of Class Represented by Amount in Row 9

          4.15 %


(12)      Type of Reporting Person (See Instructions)

          First Fidelity Incorporated (HC)

                                                                    Page 4 of 5
Item 1(a)      Name of Issuer

               Penn Virginia Corporation

Item 1(b)     Address of Issuer's Principal Executive Office

              1 Radner Corporate Center Suite 200
              Philadelphia, Pennsylvania 19087

Item 2(a)     Name of Person Filing

              First Union Corporation of New Jersey

Item 2(b)     Address of Principal Office

              550 Broad Street
              Newark, New Jersey  07102

Item 2(c)     Citizenship

              New Jersey

Item 2(d)     Title of Class of Securities

              Common Stock, par value $6.25 per share

Item 2(e)     CUSIP Number

              707882106

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a

             (g)      [X]  Parent Holding Company, in accordance with section
                           240.13d-1(b) (ii) (G)

Item 4           Ownership

             (a)      Amount Beneficially Owned:                                177,166
             (b)      Percent of Class:                                          4.15 %
                      Number of shares as to which such person has:
                 (I)  Sole power to vote or to direct the vote                   32,270
                                                                                -------
                 (ii)  Shared power to vote or to direct the vote                69,494
                                                                                -------
                 (iii) Sole power to dispose or to direct the disposition of          0
                                                                                -------
                 (iv) Shared power to dispose or to direct the disposition of   177,166
                                                                                -------

Item 5    Ownership of Five Percent or Less of a Class

          [X]

Item 6    Ownership of More Than Five Percent on Behalf of Another Person

          Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company


          First Union Corporation of New Jersey ("FUNC-NJ") is filing this schedule pursuant to Rule 13d-1(b)(ii)(G) as indicated under Item 3(g). FUNC-NJ is the successor to First Fidelity Bancorporation ("FFB") and is a wholly-owned subsidiary of First Union Corporation ("FUNC"). On January 1, 1996, FUNC acquired FFB pursuant to a merger of FFB into FUNC-NJ. FUNC-NJ is filing this schedule for this period ended December 31, 1995 on behalf of First Fidelity Bank, N.A. ("FFB-N.A."), which is a direct subsidiary of First Fidelity Incorporated and an indirect subsidiary of FUNC-NJ. FFB-N.A. holds the securities being reported in a fiduciary capacity for its customers and/or as investment adviser for certain mutual funds.


Item 8    Identification and Classification of Members of the Group

          Not applicable

Item 9    Notice of Dissolution of Group

          Not applicable

Item 10   Certification

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 1996

FIRST UNION CORPORATION OF NEW JERSEY successor corporation to FIRST FIDELITY Bancorporation



Signature
Kent S. Hathaway,  Senior Vice President


FIRST FIDELITY INCORPORATED



Signature
Kent S. Hathaway,  Senior Vice President